SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 14, 2012

Commission File Number: 001-10306 and 001-34718

Royal Bank of Scotland Group plc and
The Royal Bank of Scotland plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                               X                                       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                                                          No                              X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THE ROYAL BANK OF SCOTLAND GROUP plc and
THE ROYAL BANK OF SCOTLAND plc

TABLE OF CONTENTS

Item

U.S. Tender Offer Announcement – Pricing Information	1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL (SEE “OFFER AND DISTRIBUTION RESTRICTIONS” BELOW)

SEPTEMBER 14, 2012

THE ROYAL BANK OF SCOTLAND PLC CASH TENDER OFFER FOR CERTAIN U.S. DOLLAR
SECURITIES:  ANNOUNCEMENT OF PRICING INFORMATION

On September 5, 2012, the Royal Bank of Scotland plc (the “Offeror”) invited holders of the securities listed below (the “Securities”) to tender any and all of their Securities for purchase by the Offeror for cash (the “Offers”) on the terms of, and subject to the conditions contained in, a tender offer memorandum dated September 5, 2012 (the “Tender Offer Memorandum”).  Capitalized terms not otherwise defined in this announcement have the same meaning as assigned to them in the Tender Offer Memorandum.

Holders are advised to read carefully the Tender Offer Memorandum for full details of, and information on the procedures for participating in, the Offers.  The Offers expire at 12:30 p.m. (New York City time) today, September 14, 2012.

Title of Floating Rate Note	ISIN	CUSIP	Principal Amount Outstanding	Floating Rate Purchase Price*

Floating Rate Notes due 2013	US78010XAF87	78010XAF8	U.S.$750,000,000	U.S.$1,015

Title of Fixed Rate Note	ISIN	CUSIP	Principal Amount Outstanding	Reference Yield	Fixed Spread	Repurchase Yield	Fixed Rate Purchase Price*

3.40% Senior Notes due 2013	US78010XAD30	78010XAD3	U.S.$1,500,000,000	0.246%	+95 basis points	1.196%	U.S.$1,020.33
3.25% Senior Notes due 2014	US78010XAJ00	78010XAJ0	U.S.$500,000,000	0.246%	+70 basis points	0.946%	U.S.$1,030.01
4.875% Senior Notes due 2014	US78010KCV98 (Reg S) US78010JCV26 (Rule 144A)	78010KCV9 (Reg S) 78010JCV2 (Rule 144A)	U.S.$2,000,000,000	0.246%	+135 basis points	1.596%	U.S.$1,062.26
4.875% Senior Notes due 2015	US78010XAC56	78010XAC5	U.S.$2,000,000,000	0.334%	+135 basis points	1.684%	U.S.$1,077.63
3.95% Senior Notes due 2015	US78010XAG60	78010XAG6	U.S.$2,000,000,000	0.334%	+145 basis points	1.784%	U.S.$1,063.17
4.375% Senior Notes due 2016	US78009PCC32	78009PCC3	U.S.$1,500,000,000	0.686%	+200 basis points	2.686%	U.S.$1,055.98
5.625% Senior Notes due 2020	US78010XAE13	78010XAE1	U.S.$1,498,000,000	1.820%	+200 basis points	3.820%	U.S.$1,122.50
6.125% Senior Notes due 2021	US78010XAK72	78010XAK7	U.S.$1,500,000,000	1.820%	+180 basis points	3.620%	U.S.$1,178.40

*
Per U.S.$1,000 principal amount.  In addition to the Floating Rate Purchase Price or the Fixed Rate Purchase Price, as applicable, holders will receive accrued and unpaid interest (if any) on the relevant Securities from (and including) the immediately preceding interest payment date for such Securities to (but excluding) the Settlement Date.

Offers Period and Results

The Offers commenced on September 5, 2012, and end at 12:30 p.m. (New York City time) today, September 14, 2012 (the “Expiration Deadline”), unless extended, re-opened, and/or terminated as provided in the Tender Offer Memorandum.

The relevant deadline set by any intermediary or DTC for the submission of Tender Instructions may be earlier than this deadline.

The results of the Offers are expected to be announced on September 17, 2012. The acceptance of Securities for purchase is conditional on the satisfaction of the conditions of the Offers as provided in the Tender Offer Memorandum. Settlement of the relevant Purchase Price and, where applicable, Accrued Interest is expected to take place on September 18, 2012.

In order to receive the Purchase Price and Accrued Interest, holders of Securities must, via DTC and in accordance with the requirements of DTC, validly tender their Securities by the Expiration Deadline, by delivering, or arranging to have delivered on their behalf, a valid Tender Instruction that is received by the Tender Agent via DTC by the Expiration Deadline. Any tender amount must be equal to or greater than the relevant Security’s Minimum Denomination and in integral multiples of $1,000 above such relevant Minimum Denomination or as otherwise set forth in the Tender Offer Memorandum. See the Tender Offer Memorandum for further details on submitting a Tender Instruction.

The submission of a valid Tender Instruction will be irrevocable except in the limited circumstances described in the Tender Offer Memorandum.

Announcements in connection with the Offers will be made by the issue of a press release through RNS, the relevant Reuters Insider Screen, Notifying News Service and by the delivery of notices to DTC for communication to Direct Participants. Copies of all announcements, notices and press releases can also be obtained from the Tender Agent, the contact details for which are set out below.

INDICATIVE TIMETABLE

The following table sets out the expected dates and times of the key events relating to the Offers following this Announcement. This is an indicative timetable and is subject to change.

Date and Time	Action
September 14, 2012, 12:30 p.m. (New York City time)
Expiration Deadline
Deadline for receipt by the Tender Agent of all Tender Instructions in order for Holders to be able to participate in the Offers and to be eligible to receive the relevant Purchase Price and Accrued Interest on the Settlement Date.

September 17, 2012	Announcement of Results of the Offers The Offeror expects to announce the final aggregate principal amount of each series of Securities accepted for purchase.

September 18, 2012	Settlement Date Expected Settlement Date for Securities validly tendered and accepted by the Offeror. Payment of the relevant Purchase Price and any Accrued Interest in respect of any such Securities.

The above dates and times are subject, where applicable, to the right of the Offeror to extend, re-open, amend, and/or terminate the Offers, subject to applicable laws. Holders of Securities are advised to check with any bank, securities broker or other intermediary through which they hold Securities when such intermediary would require to receive instructions to participate in, or (in the limited circumstances in which revocation is permitted) revoke their instruction to participate in, the Offers before the deadlines set out above.

Holders of Securities are advised to read carefully the Tender Offer Memorandum for full details of and information on the procedures for participating in the Offers.

FURTHER INFORMATION

Global Bondholder Services Corporation has been appointed by the Offeror as Tender Agent (the “Tender Agent”) for the purposes of the Offers.

RBS Securities Inc., an affiliate of the Offeror, has been appointed as Global Arranger and Lead Dealer Manager in connection with the Offers.  Morgan Stanley & Co. LLC and SG Americas Securities, LLC (together with RBS Securities Inc.) have been appointed as Joint Dealer Managers and ABN AMRO Securities (USA) LLC, Banca IMI Securities and BBVA Securities Inc. have been appointed as Co-Dealer Managers for the purposes of the Offers.

Requests for information in relation to the Offers should be directed to:

GLOBAL ARRANGER AND LEAD DEALER MANAGER

RBS Securities Inc.
600 Washington Boulevard
Stamford, CT 06901
United States
Attention: Liability Management
+1 (203) 897-4825 (collect)
+1 (877) 297-9832 (toll-free)

JOINT DEALER MANAGERS

Morgan Stanley & Co. LLC 1585 Broadway | Floor 04 New York, NY 10036 United States Attention: Liability Management Phone: +1 (212) 761 1057 US Toll Free: +1 (800) 624 1808	SG Americas Securities, LLC 1221 Avenue of the Americas New York, NY 10020 United States Attention: High Grade Syndicate Desk Collect: +1 (212) 278 6964

Requests for information in relation to the procedures for tendering Securities in, and for any documents or materials relating to, the Tender Offer should be directed to:

TENDER AGENT
GLOBAL BONDHOLDER SERVICES CORPORATION 65 Broadway – Suite 404 New York, New York 10006 United States Banks and Brokers, Call Collect: +1 (212) 430-3774 All Others Call Toll Free: +1 (866) 924-2200

DISCLAIMER

This announcement must be read in conjunction with the Tender Offer Memorandum. This announcement and the Tender Offer Memorandum contain important information which must be read carefully before any decision is made with respect to the Offers. If any holder of Securities is in any doubt as to the action it should take, it is recommended to seek its own legal, accounting and financial advice, including as to any tax consequences, immediately from its stockbroker, bank manager, attorney, accountant or other independent financial adviser. Any individual or company whose Securities are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Offers. None of the Offeror, the Dealer Managers, the Tender Agent and any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether holders of Securities should participate in the Offers.

OFFER AND DISTRIBUTION RESTRICTIONS

This announcement and the Tender Offer Memorandum does not constitute an offer or an invitation to participate in the Offers in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such offer or invitation or for there to be such participation under applicable laws. The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Tender Offer Memorandum comes are required by each of the Offeror, the Dealer Managers and the Tender Agent to inform themselves about and to observe any such restrictions.

United Kingdom

The communication of this announcement, the communication of this Tender Offer Memorandum and any other documents or materials relating to the Offers has not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that it is only directed at and may be communicated to (1) those persons who are existing members or creditors of the Offeror or other persons within Article 43 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, and (2) to any other persons to whom these documents and/or materials may lawfully be communicated.

France

The Offers are not being made, directly or indirectly, to the public in France. Neither this announcement, the Tender Offer Memorandum,  nor any other documents or offering materials relating to the Offers, has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), other than individuals, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the French Code monétaire et financier, are eligible to participate in the Offers. This Tender Offer Memorandum has not been submitted to the clearance procedures (visa) of the Autorité des marchés financiers.

Italy

None of the Offers, this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Offers has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”), pursuant to applicable Italian laws and regulations.

The Offers are being carried out in the Republic of Italy (“Italy”) as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “CONSOB Regulation”). The Offers are also being carried out in compliance with article 35-bis, paragraph 7 of the CONSOB Regulation.

Holders or beneficial owners of the Securities located in Italy can tender Securities for purchase in the Offers through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of October 29, 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Securities or the Offers.

Switzerland

Neither this announcement, the Tender Offer Memorandum, nor any other offering or marketing material relating to the Securities constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange. Accordingly, the investor protection rules otherwise applicable to investors in Switzerland do not apply to the Offers. When in doubt, investors based in Switzerland are recommended to contact their legal, financial or tax adviser with respect to the Offers.

General

The Offers do not constitute an offer to buy or the solicitation of an offer to sell Securities in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities or other laws require the Offers to be made by a licensed broker or dealer and either of the Dealer Managers or, where the context so requires, any of their respective affiliates is such a licensed broker or dealer in that jurisdiction, the Offers shall be deemed to be made on behalf of the Offeror by such Dealer Manager or affiliate (as the case may be) in such jurisdiction.

Each Holder participating in an Offer will be deemed to give certain representations in respect of the jurisdictions referred to above and generally as set out in “Procedures for Participating in the Offers” in the Tender Offer Memorandum. Any tender of Securities for purchase pursuant to an Offer from a Holder that is unable to make these representations may be rejected. Each of the Offeror, the Dealer Managers and the Tender Agent reserves the right, in their absolute discretion, to investigate, in relation to any tender of Securities for purchase pursuant to an Offer, whether any such representation given by a Holder is correct and, if such investigation is undertaken and as a result the Offeror determines (for any reason) that such representation is not correct, such tender may be rejected.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Angela McEntee
Name: Angela McEntee
Title: Assistant Secretary

THE ROYAL BANK OF SCOTLAND plc (Registrant)

By:	/s/ Angela McEntee
Name: Angela McEntee
Title: Assistant Secretary